

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Mr. Eldar Sætre
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re: Statoil ASA**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **Response Letters Dated August 2 and 3, 2010**
> **File No. 1-15200**

Dear Mr. Sætre:

We have reviewed your filing and response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   We note from your responses to comment three of our letter dated June 24, 1010, that you had invested $900 million in your projects in Iran as of the end of 2009. You disclose in your Form 20-F, under the risk factor "Our activities in certain countries could lead to U.S. sanctions," that the Iran Sanctions Act requires sanctions for any company that invests more than $20 million in Iran's energy sector in any 12-month period, and that you have provided US officials with information on your activities and investments in Iran. You also disclose under that risk factor the amounts you invested in the Anaran Block project and the Khorammabad Block project; however, you do not disclose the amounts you

invested in South Pars 6, 7 and 8. In future reports, please revise the disclosure to include not only the net book value related to the South Pars investments at a stated date, but also the amount you invested in phases 6, 7 and 8 of the South Pars project.

International E&P Strategy

2.   We note your response number five. Please confirm that you will define the term "gas value chain" if you use it in future filings.

Proved Oil and Gas Reserves

3.   Please confirm that, in future filings, you will provide a footnote indicating that you have included bitumen reserves in the figures for oil and natural gas liquids and why you have done so.

4.   We note your response number seven. Please provide us with the "various continent models" that you reference.

8.1.2 Significant Accounting Policies

Impairment of intangible assets and property, plant and equipment

5.   We note your response to prior comments 10 and 11. Please expand your disclosure to:

- Disclose your pre-tax discount rate;
- Assert clearly in the footnote, if true, that the use of a post-tax discount rate in determining value in use does not result in a materially different determination of the need for, and amount of impairment that would be required if a pre-tax discount rate had been used.

Please also confirm to us that you have completed a value in use calculation using a pre-tax discount rate.

8.1.28 Other commitments and contingencies

Insurance

6.   Your response to prior comment number 12 does not indicate whether you intend to disclose the major components of your insurance program and the amounts of your self-insured retentions in future filings. Please tell us if you intend to do so, and if not, explain why you believe disclosing such information would not provide useful information to the users of your financial statements.

Engineering Comment

Development of Reserves

7.   We note your response number 8 and your reference to CD&I Question 131.03.
        Explain to us why believe you these four projects fit within the guidance of C&DI
        Question 108.01 and why each of these projects, which each appear to involve
        several phases or multiple wells, constitute a single project rather than an
        aggregation of several more discrete projects.

        For each of these projects, tell us the amount of reserves that will remain
        undeveloped during the next 5 years and the number of years over which you
        expect to produce those reserves.

        With regard to Azeri-Chirag-Gunashli, confirm to us that a final investment
        decision on all PUD reserves has been accomplished or whether this is just for the
        early phases. Tell us also the portion of total capital expenditures made to date
        for this project.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Mark Wojciechowski at (202) 551-3759, or in his absence,
Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding
comments on the financial statements and related matters. You may contact Ronald
Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding
engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or
me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director